EXHIBIT T3E-5

                       ERRATUM TO DISCLOSURE STATEMENT FOR
                      DEBTORS' JOINT PLAN OF REORGANIZATION
                      -------------------------------------


Replace the last sentence in section V.D.5 on page 61 of the Disclosure Statement for Debtors' Joint Plan of Reorganization with the following sentence:

Inasmuch as the adversary proceeding will not be tried until the summer of 2002, the AGE Entities and the Genesis Debtors have agreed that the AGE Entities will retain the ability to (i) set off or recoup any allowed claims they may have against the Genesis Debtors against the claims the Genesis Debtors have against the AGE Entities and assert any counterclaims against the Genesis Debtors even if said counterclaims exceed the Genesis Debtors' claims, and (ii) participate in any recovery for holders of claims in Class G4 notwithstanding that the Plan will become effective before the claims of the AGE Entities are resolved.